UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-39755

CUSIP Number: 63942X106

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☑ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: March 31, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended: _________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION
Navitas Semiconductor Corporation
Full Name of Registrant
N/A
Former Name if Applicable
3520 Challenger Street
Address of Principal Executive Office (Street and Number)
Torrance, California 90503-1640
City, State and Zip Code
PART II – RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10‑K, 20‑F, 11‑K, 10‑Q, 10‑D, N‑CEN, N‑CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Navitas Semiconductor Corporation (the “Company”) is unable to file its quarterly report on Form 10‑Q for the period ended March 31, 2024 (the “Form 10‑Q”) within the prescribed time period without unreasonable effort or expense because the Company requires additional time to complete its quarter-end financial reporting processes and related auditor review relating to the evaluation of certain control deficiencies noted during the course of the review. Based on the control deficiencies noted, the Company anticipates including in the Form 10‑Q that material weaknesses in internal control over financial reporting have been identified at March 31, 2024. The material weaknesses generally relate to the operation of accounting controls for stock compensation arrangements and license agreements.

No restatement of prior period financial statements and no change in previously released financial results have been identified. The Company expects that the interim financial statements in the Form 10‑Q will be consistent in all material respects with the financial information reported in the first-quarter 2024 earnings press release furnished as Exhibit 99.1 to the Company’s current report on Form 8‑K, filed with the Securities and Exchange Commission on May 9, 2024. The Company is working diligently to complete the Form 10‑Q and expects to file it with the Securities and Exchange Commission on or before the fifth calendar day following the prescribed due date.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Janet Chou	(844)	654-2642
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☑ Yes	☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
			☐ Yes	☑ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NAVITAS SEMICONDUCTOR CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 13, 2024	By:	/s/ Gene Sheridan
Gene Sheridan
President and Chief Executive Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).